OCP CAPITAL

Financial Statements

December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67556

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCP Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Roach, Jr. (917) 783-6823
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name – *if individual, state last, first, middle name*)

244 West 54th Street, 9th Floor (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert G. Roach, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCP Capital, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2023

Signature

Managing Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCP Capital, LLC
Index to the Financial Statements
December 31, 2019

Table of Contents

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street
New York, NY 10019
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of OCP Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OCP Capital, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of OCP Capital, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of OCP Capital, LLC's management. Our responsibility is to express an opinion on OCP Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to OCP Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of OCP Capital, LLC's financial statements. The supplemental information is the responsibility of OCP Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

This is the first year Adeptus Partners, LLC is OCP Capital, LLC's auditor.

Adeptus Partners LLC

New York, New York

February 28, 2020

Offices:
Maryland
New York City
Long Island
New Jersey

OCP Capital, LLC
Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	101,363
Accounts receivables		303,129
Furniture and equipment - net of accumulated depreciation of $59,166 (Note 2(d))		35,090
Prepaid expenses and other assets		38,107
Total assets	$	477,689
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	74,041
Total Liabilities		74,041
Member's equity (Note 7)		403,648
Total Liabilities and Member's Equity	$	477,689

See accompanying notes to the financial statements

OCP Capital, LLC
Statement of Operations
For the year ended December 31, 2019

Revenue	
Private placement fees	$ 1,484,134
Investment advisory fees	612,703
Total Revenues	$ 2,096,837
Expenses	
Professional fees	$ 186,377
Employee compensation and related payroll taxes	152,640
Other registered representative's compensation	1,606,972
Technology, data and communication costs	115,747
Travel and entertainment	114,154
Regulatory and registration fees	33,011
Depreciation	1,306
Office expenses	115,276
Income taxes	17,525
Other	74,662
Total expenses	$ 2,417,670
Interest income	8
Net loss	$ (320,825)

See accompanying notes to the financial statements

OCP Capital, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2019

		Total Member's Equity
Balance - beginning of year	$	722,316
Member distribution		(25,000)
Member contributions		25,000
Prior Year Adjustment to Equity		2,157
Net loss		(320,825)
Balance - end of year	$	403,648

See accompanying notes to the financial statements

OCP Capital, LLC
Statement of Cash Flows
For the year ended December 31, 2019

Cash flows used by operating activities	
Net loss	$ (320,825)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,306
Changes in assets and liabilities	
Decrease in accounts receivable	187,390
Increase in prepaid expenses and other assets	(16,137)
Decrease in accounts payable and accrued expenses	(252,936)
Net cash used by operating activities	(401,202)
Cash flows from financing activities	
Distribution to member	(25,000)
Contribution from member	25,000
Adjustment to Prior Year	2,157
Net cash from financing activities	2,157
Cash flows used in investing activities	
Capital expenditures	(320)
Net decrease in cash	(399,365)
Cash and cash equivalents - beginning of year	500,728
Cash and cash equivalents - end of year	$ 101,363
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Income taxes	$ 17,525

See accompanying notes to the financial statements

Note 1. Organization

OCP Capital, LLC (the "Company") is a Delaware limited liability company based in New York City, New York and is a wholly-owned subsidiary of Chimera Capital Partners, LLC. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides private placement and corporate finance advisory services to corporations and fund managers in the United States, Canada and the European Union. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

Note 2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Accounts Receivable
Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2019.

Accounting Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers for an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)
The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer.

The guidance requires an entity to follow a five-step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, (e) recognize revenue when or as the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Private placement fees: Revenue is usually recognized at a point in time when a performance obligation is satisfied. The Company earns placement fee revenues in non-underwritten transactions for the private placement of securities in unregistered offerings. The revenues are recognized in accordance with the terms of their applicable contracts in the period in which the services are performed. Generally, placement fee revenues are calculated based on a percentage of the investor capital commitment or investment.

Investment advisory fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Recent Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset ("ROU") and a corresponding lease liability on its statement of financial condition. The new guidance became effective for the Company beginning January 1, 2019. The Company has determined that there are no contracts that contain embedded leases. The Company negotiates its rent annually with its parent company.

Cash and Cash Equivalents
The Company considers money mark et funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

Income Taxes
Income taxes are not payable by, or provided for, the Company since the Company is a Single Member Limited Liability Company and is considered a disregarded entity for income tax purposes.

Note 2. Summary of Significant Accounting Policies (continued)

Depreciation
Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Useful lives of furniture and equipment are seven and three years, respectively. Repairs and maintenance are expensed as incurred and major improvements are capitalized.

Note 3. Concentrations of risk

The Company maintains its cash balances at a major financial institution. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company from time to time, has had an amount greater than $250,000 in cash on deposit.

The Company engages in various investment banking and advisory services. In the event customers do not fulfill their obligations, the Company may be exposed to small amount of risk relating to its out-of-pockets expenses. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

Note 4. Fair Value Measurements

When applicable, the Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets. The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2019:

As of December 31, 2019, the Company did not hold any investment assets.

Note 5. Furniture and Equipment

Major classification of furniture, website design and equipment, as of December 31, 2019 are summarized as follows:

Website design:	$ 25,900
Office Equipment	30,387
Furniture	37,969
Less: Accumulated Depreciation	(59,166)
	$ 35,090

Note 6. Pension Plan

The Company has a 401(k)-retirement plan covering substantially all employees. Only full-time employees who meet the service period are eligible to participate in the plan. The Company makes a matching contribution on an individual basis, equal to 100% of the contributions made by the participants to the plan, not to exceed 5% of the employee's total annual compensation capped at the annual deferral limit, as defined. The Company may make a discretionary profit-sharing contribution determined on a year-to-year basis. During 2019, there were no matching contributions or profit-sharing contributions.

Note 7. Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness," as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019, the Company's "Net Capital" was $27,322 and the "Required Net Capital" was $5,000. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 2.71 to 1.

Note 8. Subsequent Events

The Company has evaluated subsequent events for potential recognition or disclosure through February 28, 2020, the date the financial statements were available to be issued.

OCP Capital, LLC
Schedule I Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2019

Total member's equity		$ 403,648
Non-allowable assets, deductions:		
Receivables	303,129	
Property and equipment, net	35,090	
Other assets	38,107	
Total non-allowable assets, deductions		376,326
Net capital		$ 27,322
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $74,041)		4,936
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 22,322
Net capital at 1000% (net capital less 10% of total aggregate indebtedness		$ 19,918
Computation of aggregate indebtedness		
Total aggregated indebtedness in the statement of financial condition		$ 74,041
Ratio of aggregate indebtedness to net capital		2.7099 to 1

OCP CAPITAL, LLC
EXEMPTION REPORT
DECEMBER 31, 2019

OCP Capital, LLC, (the "Company") asserts, to its best knowledge and belief, the following:

OCP Capital, LLC is operating under the (k)(2)(i) exemption of SEC Rule 15c3-3, "Customer Protection Reserves and Custody of Securities". The firm does not hold cash or securities for the account of customers. All transactions are cleared through separate broker dealers on a fully disclosed basis.

To the best knowledge and belief, the firm qualifies for exemption from the provisions of SEC Rule 15c3-3(k)(2)(i) and has met the identified exemption provisions for the year ended December 31, 2019 without exception.

Signed:__________________________________
Robert G. Roach, Jr.
Managing Principal

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street
New York, NY 10019
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of OCP Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) OCP Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which OCP Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) OCP Capital, LLC stated that OCP Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. OCP Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OCP Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, New York

February 28, 2020

Offices:
Maryland
New York City
Long Island
New Jersey